Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ACCELERATES INTELLECTUAL PROPERTY STRATEGY

Company files a series of additional patent applications to augment existing holdings

Toronto, Ontario – April 16, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, announced today it has filed a series of additional patent applications related to the effective monetization of assets through new methods of Social Commerce.

Northcore is the holder of existing seminal patents in the delivery of online Dutch Auctions. This methodology has been among the most widely studied market liquidation processes and has proven to be applicable to a wide variety of commodities, with high correlation to perishable items.  A perishable commodity is broadly defined as one that significantly diminishes in value as time progresses.  In today's environment that could translate to items such as game day tickets, hotel rooms, or groceries.  The proliferation of mobile computing and the associated devices provides new opportunities to geo-locate these auctions to the most likely participants.

It has been a stated objective to build on these important existing holdings and continue to expand the Intellectual Property footprint of the corporation.  These filings represent significant steps in this regard and will specifically target new avenues in Social Commerce. The company is also actively seeking opportunities to acquire synergistic properties.

“I had promised our stakeholders that we would quickly show evidence of our accretive IP strategy and this series of filings is just the beginning,” said Amit Monga, CEO of Northcore Technologies. “We firmly believe that such holdings will be invaluable to Northcore as we continue to execute on our growth plan. In combination with our existing Dutch Auction patents, we are now targeting control over methods of commerce as novel and important as those implemented by industry leaders like Groupon and Priceline.”

Northcore develops solutions to support the evolving needs of industry and provides comprehensive platforms for the management of capital equipment and the implementation of Social Commerce business models. These products are proven, effective and in use by some of the world’s most successful corporations.

Companies, universities, research institutes or individuals interested examining opportunities for
Intellectual Property collaboration or monetization should contact Northcore at 416-640-0400 or
1-888-287-7467, or via email at NTILabs@northcore.com.

Northcore Accelerates IP Strategy

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle. Northcore's portfolio companies include Envision Online Media Inc., a Microsoft Partner and specialist in the delivery of content management solutions.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.  For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com